Exhibit 23

Consent of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee
Meredith Savings and Investment Plan:

We consent to the incorporation by reference in the registration statements (Nos. 33-2094 and 333-125675) on Form S-8 of Meredith Corporation of our report dated June 29, 2017, with respect to the statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, which report appears in the December 31, 2016, annual report on Form 11-K of the Meredith Savings and Investment Plan.

/s/ KPMG LLP

Des Moines, Iowa
June 29, 2017